ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

November 20, 2020

Via Edgar

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Michael C. Foland

Ms. Kathleen Krebs

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.
Draft Registration Statement on Form F-1
Submitted September 16, 2020
File No. 377-03555

Ladies and Gentlemen:

On behalf of our client, Versus Systems Inc., a British Columbian corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form F-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form F-1 that was initially submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to the Division of Corporate Finance procedures for draft registration statement processing announced on June 29, 2017.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 13, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission

November 20, 2020

The Company has asked us to convey the following responses to the Staff:

Draft Registration Statement on Form F-1

Cover Page

1.	You disclose that you intend to apply to have your common shares and Unit A Warrants listed on The Nasdaq Capital Market. Please disclose whether being approved for Nasdaq listing is a condition to the offering.

Response:	The cover page of the preliminary prospectus included in the Registration Statement has been revised in response to the staff’s comment by adding a sentence indicating that the Company will not complete this offering if its application to Nasdaq to list its common shares and the Unit A Warrants is denied. Please see the cover page to the preliminary prospectus.

Prospectus Summary, page 1

2.	Please disclose that HP represented 99.9% and 99.8% of total net revenues for the six-month period ended June 30, 2020 and the year ended December 31, 2019.Confidential Draft Registration Statement on Form S-1

Response:	The Registration Statement has been revised in response to the Staff’s comment by adding the requested disclosure under the caption “Our Business –Overview” in the Prospectus Summary. Please see page 1 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

3.	Your risk factor disclosure on page 14 indicates that the COVID-19 pandemic is anticipated to have a material adverse impact on your business, financial condition and results of operations. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for periods after March 31, 2020. Discuss more specifically how the changes to your operations have impacted your operating results. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results in future periods.

Response:	The disclosure regarding the potential impact of the COVID-19 pandemic under the caption “Risk Factors” has been revised to disclose that the Company believes it has not been significantly adversely impacted by the COVID-19 pandemic to date, but that COVID-19 continues to present the potential for adverse risks to the Company. The Company is not aware of any known trends that are reasonably likely to have a material impact on its operating results in future periods. Please see page 14 of the Registration Statement.

Securities and Exchange Commission

November 20, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of Results of Operations for the Six Months Ended June 30, 2019 and 2020 Cost of sales, page 32

4.	Explain why you report Cost of sales of $0 in both periods. Similarly, discuss on page 34 why you report Cost of sales of $0 and $170 for the years ended December 31, 2019 and 2018, respectively.

Response:	The Company has complied with the comment by adding the requested disclosure regarding it cost of sales for the applicable periods. Please see pages 33 and 35 of the Registration Statement.

Loss on Disposal of Marketable Securities, page 33

5.	Please describe the details of the transactions resulting in the loss on disposal of marketable securities. Clarify if this relates to your investment in the shares of Animoca Brands Inc. If so, please also discuss the facts and circumstances concerning the acquisition of these shares, including the business purpose of the Mutual Investment Agreement with Animoca Brands Inc. and describe how you accounted for it. You should also provide full disclosure in a footnote to your interim period financial statements.

Response:	The Company has complied with the comment by adding the requested disclosure regarding its loss on the disposal of shares of Animoca Brands Corporation Ltd. Please see pages 33 and 34 of the Registration Statement.

Revenue, page 33

6.	Please explain why you had nil revenues during the first quarter of 2020 and recorded most of your year-to-date revenues during the second quarter.

Response:	The Company has complied with the Staff’s comment by adding the requested disclosure regarding its lack of revenues in the first quarter of 2020. Please see page 33 of the Registration Statement.

Salaries and Wages, page 33

7.	Please describe the nature of compensation expense included in Salaries and wages as distinguished from General and administrative expense and Sales and marketing.

Response:	The Company has complied with the Staff’s comment by adding the requested disclosure in a new subsection “ Significant Components of Our Results of Operations”’ under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations” and adding disclosure under the comparison of results of operations for the six months ended June 30, 2020 and 2019. Please see pages 32 and 33 of the Registration Statement.

Securities and Exchange Commission

November 20, 2020

Liquidity and Capital Resources, page 35

8.	Please disclose that the report of your independent registered public accountants indicated that a material uncertainty exists as to whether you are able to continue as a going concern. Discuss management's plans to address this uncertainty. Also disclose whether your working capital is sufficient for the company's present requirements and, if not, how you propose to provide the additional working capital needed. Refer to Item 5(B)(1)(a) of Form 20-F.

Response:	The Company has complied with the Staff’s comment by adding the requested disclosure regarding its insufficiency of working capital and receipt of a going concern report from its auditor. In addition, the Company has added disclosure regarding its plans for providing additional liquidity following this offering, if needed. Please see page 36 of the Registration Statement.

Business

Recent Business Developments and Milestones, page 42

9.	We note that HP accounted for 99.9% of your total net revenues for the six-month period ended June 30, 2020. We also note that you entered into agreements with iClick Interactive and Ludare Games Group prior to the beginning of that period. Please describe the nature of the agreements to include how and when you expect to generate revenues from them.

Response:	The Company has complied with the Staff’s comment by adding the requested disclosure regarding its relationships with iClick and Ludare Games Group. Please see page 44 of the Registration Statement.

10.	Please provide a brief description of the material terms of the agreement with HP and file the agreement as an exhibit to the registration statement or tell us why it is not material. Refer to Item 601(b)(10) of Regulation S-K.

Response:	The Company has complied with the Staff’s comment by adding the requested disclosure regarding the material terms of its agreement with HP under the caption “Business – Recent Business Developments and Milestones.” Please see page 45 of the Registration Statement. In addition, the Company has filed its agreement with HP as Exhibit 10.9 to the Registration Statement.

Independent Auditor's Report, page F-3

11.	Please ask your auditor to revise their report to:

●	refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	state, if true, that the audit was conducted in accordance with PCAOB auditing standards and conform the audit report accordingly;

●	remove the reference to Canadian generally accepted auditing standards; and

●	identify the auditing firm on the report.

Response:	The Company has complied with the Staff’s comment and the Company’s auditor has made the requested revisions to its report included in the Registration Statement. Please see pages F-3 and F-4 to the Registration Statement.

Securities and Exchange Commission

November 20, 2020

Financial Statements for the Years Ended December 31, 2019 and 2020

Consolidated Statements of Financial Position, page F-5

12.	Please explain to us your basis for classifying as equity the $300,000 of proceeds from subscriptions received in advance, rather than as a liability.

Response:	On February 13, 2020, the Company issued 2,400,000 units at a price of $0.25 per unit for total proceeds of $600,000 (of which $300,000 was received as at December 31, 2019).

As the commitment to the financing was received and closed prior to the issuance of the Company’s financial statements on June 15, 2020, the Company deemed it appropriate under IFRS conceptual framework to record the $300,000 within equity. This was based on the fact that the closing of the financing supported the evidence that no monies would be returned to the investor once received. Per IFRS’ conceptual framework:

4.26	A liability is a present obligation of the entity to transfer an economic resource as a result of past events.

4.27	For a liability to exist, three criteria must all be satisfied:

(a)	the entity has an obligation (see paragraphs 4.28-4.35);

(b)	the obligation is to transfer an economic resource (see paragraphs 4.36-4.41); and

(c)	the obligation is a present obligation that exists as a result of past events (see paragraphs 4.42-4.47).

Accordingly, the Company believes the classification of the $300,000 as equity was appropriate as the obligation was not for a past event.

3. Significant Accounting Policies

Basis of Consolidation, page F-9

13.	Please explain to us your consideration of providing parent-only financial statements pursuant to Rules 4-08(e)(3) and 5-04 of Regulation S-X. In this regard, we note on page 9 that you are a holding company and the ability of your subsidiaries to make payments to you may be restricted

Response:	The Company has reviewed the requirements for parent-only financial statements pursuant to Rules 4-08(e)(3) and 5-04 of Regulation S-X and confirmed its position that the provision of parent-only financial statements in the Registration Statement is not required.

Securities and Exchange Commission

November 20, 2020

Rule 4-08(e)(3) requires disclosure regarding limitations on the payment of dividends. There are no restrictions on the ability of the Company’s consolidated subsidiaries to transfer funds to the Company. The Company has adjusted its risk disclosure under the heading “We are a holding company and depend upon our subsidiaries for our cash flows” on page 9 of the Registration Statement to reflect this lack of current restrictions.

Rule 5-04(b) of Regulation S-X requires an issuer to include schedules for the registrant and subsidiaries regarding the following items:

I	Condensed financial statements;

-	there are no restricted assets in the Company’s subsidiaries;

II	Valuation and qualifying accounts;

-	The Company has no reserve on its accounts receivable;

III	Real estate and associated accumulated depreciation;

-	The Company has no investment real estate and is not in the business of acquiring and holding investment real estate;

IV	Mortgages on real estate;

-	The Company has no mortgage loan on real estate; and

V	Supplement Information regarding Property-Casualty Insurance Operations;

-	The Company has no liabilities for property-casualty insurance claims.

Revenue Recognition, page F-18

14.	Please disclose the nature and timing of your performance obligations for goods and services arising from your contracts with customers as well as significant judgments and practical expedients in the application of IFRS 15. Refer to paragraphs 110 and 129 of IFRS 15.

Response:	The Company has complied with the comment by adding the requested disclosure. Please see page F-18 of the Registration Statement.

Securities and Exchange Commission

November 20, 2020

15.	Please disclose any performance obligations to transfer goods or services as principal or agent for another party. Refer to paragraphs 119(c) and B35-B38 of IFRS 15.

Response:	The Company has complied with the comment by adding the requested disclosure. Please see page F-18 of the Registration Statement

Notes to the Condensed Interim Consolidated Financial Statements

3. Significant Accounting Policies

Revenue Recognition, page F-51

16.	Please disclose how you accounted for the factoring of your receivables and how it is reported in the Statement of Cash Flows. Refer to IFRS 7.42D.

Response:	The Company has complied with the comment by adding the requested disclosure. Please see page F-51 of the Registration Statement

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications to investors in reliance on Section 5(d) of the Securities Act as of the date hereof. The Company will supplementally provide to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf may present to potential investors in reliance on Section 5(d) of the Securities Act in the future.

* * *

As it is the goal of the Company to have the Form F-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Craig Finster
Versus Systems Inc.